EXHIBIT 2

               [PAGES 4-11 OF THE COMPANY'S 1995 PROXY STATEMENT]

PRINCIPAL HOLDERS OF VOTING SECURITIES
SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth for each member of the Board of Directors, the Company's Chief Executive Officer ("CEO"), each of the next four most highly compensated executive officers of the Company, the position presently held by such person and the number of shares and percentage of outstanding Common Stock of the Company beneficially owned by each and by all directors and executive officers as a group, as of February 1, 1995.

                                   POSITIONS AND OFFICES         AMOUNT AND NATURE OF      PERCENT
NAME                                 WITH THE COMPANY          BENEFICIAL OWNERSHIP (1)    OF CLASS
- -----------------------------  -----------------------------   ------------------------    --------
Jim P. Manzi.................  Chairman of the Board,                  1,217,072(2)          2.54%
                                 President and Chief
                                 Executive Officer

Richard S. Braddock..........  Director                                    8,000(3)          *

Elaine L. Chao...............  Director                                        0             *

William H. Gray III..........  Director                                        0             *

Michael E. Porter............  Director                                   11,083(4)          *

Henri A. Termeer.............  Director                                    7,083(5)          *

Edwin J. Gillis..............  Senior Vice President--                   101,759(6)          *
                                 Finance and Operations and
                                 Chief Financial Officer

John B. Landry...............  Senior Vice President--                    42,556(7)          *
                                 Communications, Development
                                 and Chief Technology
                                 Officer

June L. Rokoff...............  Senior Vice President--                    65,471(8)          *
                                 Worldwide Services Group

Robert K. Weiler.............  Senior Vice President--                    83,248(9)          *
                                 Worldwide Sales and
                                 Marketing

All directors and executive
  officers as a group (14
persons).....................                                          1,594,572(10)         3.30%

- ------------

* Less than 1%

 (1) Except where expressly stated otherwise, each named person possesses sole voting and investment power with respect to the shares.

 (2) Includes 26,201 shares held in the Jim P. Manzi 1993 Irrevocable Trust for the benefit of Mr. Manzi's children. Includes 46,666 shares that Mr. Manzi has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options.

 (3) Includes 7,500 shares that Mr. Braddock has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options.

 (4) Includes 7,083 shares that Mr. Porter has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options.

 (5) Includes 7,083 shares that Mr. Termeer has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options.

 (6) Includes 99,479 shares that Mr. Gillis has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options. Includes 780 shares held in trust for the benefit of Mr. Gillis under the Company's 401k and Profit Sharing Plan.

 (7) Includes 31,270 shares that Mr. Landry has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options. Includes 112 shares held in trust for the benefit of Mr. Landry under the Company's 401k and Profit Sharing Plan and 1,200 shares over which Mr. Landry exercises investment discretion as custodian of such shares held for the benefit of his minor children.

 (8) Includes 48,541 shares that Ms. Rokoff has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options. Includes 7,430 shares held in trust for the benefit of Ms. Rokoff under the Company's 401k and Profit Sharing Plan.

 (9) Includes 81,979 shares that Mr. Weiler has the right to acquire within 60 days of February 1, 1995 by the exercise of stock options.

(10) Includes 387,760 shares that directors and executive officers of the Company have the right to acquire within 60 days of February 1, 1995 by the exercise of stock options and 8,463 shares of Common Stock held in trust by the Company's Profit Sharing and 401k Plan as described above.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION
                  CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION

    The following table sets forth information concerning the cash and noncash compensation in each of the last three fiscal years for the Company's CEO and the next four most highly compensated executive officers.

                                                            ANNUAL               LONG TERM       ALL OTHER
                                                       COMPENSATION (1)         COMPENSATION    COMPENSATION
                                                    -----------------------     ------------    ------------
NAME AND PRINCIPAL POSITION                 YEAR    SALARY ($)    BONUS ($)     OPTIONS (#)        ($)(2)
- -----------------------------------------   ----    ----------    ---------     ------------    ------------
Jim P. Manzi.............................   1994      650,000       227,500        200,000         31,800
  Chairman of the Board and President       1993      650,000       650,000         40,000         35,046
                                            1992      650,000             0              0         34,214
Edwin J. Gillis..........................   1994      325,000       113,750        100,000         17,100
  Chief Financial Officer and Senior Vice   1993      275,000       275,000         17,500         18,597
  President--Finance and Operations         1992      275,000             0         50,000         23,805
John B. Landry...........................   1994      325,000       113,750        100,000         18,150
  Senior Vice President--Communications     1993      325,000       325,000         12,500         28,325
  Development and Chief Technology          1992      325,000       182,000(3)           0         26,889
  Officer
June L. Rokoff...........................   1994      325,000       113,750        100,000         18,150
  Senior Vice President--Worldwide          1993      325,000       325,000         25,000         19,771
  Services Group                            1992      307,400             0         65,000         19,945
Robert K. Weiler.........................   1994      350,963       120,313        100,000         18,695
Senior Vice President--Worldwide Sales      1993      325,000       325,000         17,500         19,771
  and Marketing                             1992      325,000             0              0         24,688

- ------------

(1) Does not include perquisites or other personal benefits in any year for which the aggregate amount was less than the lesser of either $50,000 or 10 percent of the total annual salary and bonus for the executive officer in that year.

(2) Includes amounts credited to the account of the executive officer for those years in which he or she served in such capacity in connection with (i) the profit sharing feature of the Company's Profit Sharing and 401k Plan, (ii) the Company's Defined Contribution Restoration Plan and (iii) the Company matching contribution under the savings feature of the Profit Sharing and 401k Plan as follows:

                                                                          DEFINED
                                                                        CONTRIBUTION
                                                      PROFIT SHARING    RESTORATION      401K MATCHING
NAME                                          YEAR      AMOUNT ($)        PLAN ($)      CONTRIBUTION ($)
- -------------------------------------------   ----    --------------    ------------    ----------------
Manzi......................................   1994         3,150           24,150             4,500
                                              1993        11,084           19,465             4,497
                                              1992         7,781           22,069             4,364
Gillis.....................................   1994         3,150            9,450             4,500
                                              1993        11,084            3,016             4,497
                                              1992         7,781           11,660             4,364
Landry.....................................   1994         3,150           10,500             4,500
                                              1993        11,084           12,744             4,497
                                              1992         7,781           14,744             4,364
Rokoff.....................................   1994         3,150           10,500             4,500
                                              1993        11,084            4,190             4,497
                                              1992         7,781            7,800             4,364
Weiler.....................................   1994         3,150           11,045             4,500
                                              1993        11,084            4,190             4,497
                                              1992         7,781           12,543             4,364

- ------------
(3) Represents payment by the Company related to Mr. Landry's prior employment for cash and other compensation that he had foregone by joining the Company.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning individual stock option grants made to the Company's CEO and each of the Company's next four most highly compensated executive officers during fiscal 1994.

                                                INDIVIDUAL GRANTS (1)
                                 ----------------------------------------------------
                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                            PERCENT OF                                     ANNUAL RATES OF
                                              TOTAL                                          STOCK PRICE
                                             OPTIONS                                        APPRECIATION
                                            GRANTED TO                                   FOR OPTION TERM (2)
                                 OPTIONS   EMPLOYEES IN   EXERCISE                      ---------------------
                                 GRANTED   FISCAL YEAR     PRICE                           5%          10%
NAME                               (#)         (%)         ($/SH)    EXPIRATION DATE       ($)         ($)
- -------------------------------  -------   ------------   --------   ----------------   ---------   ---------
Jim P. Manzi...................  200,000       5.06         64.5     January 25, 2001   2,226,330   8,048,709
Edwin J. Gillis................  100,000       2.53         64.5     January 25, 2001   1,113,165   4,024,354
John B. Landry.................  100,000       2.53         64.5     January 25, 2001   1,113,165   4,024,354
June L. Rokoff.................  100,000       2.53         64.5     January 25, 2001   1,113,165   4,024,354
Robert K. Weiler...............  100,000       2.53         64.5     January 25, 2001   1,113,165   4,024,354

- ------------

(1) All options described above are "premium" options granted at a per share exercise price 20% above the fair market value of a share of Common Stock on the date of grant. The options are non-qualified stock options, have a seven year term and vest over three years beginning on the 25th month following the date of grant and thereafter in equal monthly installments over the succeeding 35 months.

(2) Calculation of potential realizable values are based on theoretical rates of return required to be disclosed by the SEC and may or may not accurately reflect or predict the actual value of the stock options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

    The following table sets forth information concerning each exercise of stock options by the CEO and each of the Company's next four most highly compensated executive officers during fiscal 1994 and the value of unexercised options at the end of that fiscal year.

                                                                                           VALUE OF
                                                                     NUMBER OF           UNEXERCISED
                                                                    UNEXERCISED          IN-THE-MONEY
                                                                 OPTIONS AT FISCAL    OPTIONS AT FISCAL
                                       SHARES                        YEAR-END            YEAR-END (1)
                                      ACQUIRED        VALUE        EXERCISABLE /        EXERCISABLE /
                                     ON EXERCISE    REALIZED       UNEXERCISABLE        UNEXERCISABLE
NAME                                     (#)           ($)              (#)                  ($)
- ----------------------------------   -----------    ---------    -----------------    ------------------
Jim P. Manzi......................      21,250        674,688       44,166/233,333    914,883/669,785
Edwin J. Gillis...................      10,000        421,563       98,385/165,364    961,704/1,047,808
John B. Landry....................      40,500      1,522,063       40,489/144,010    848,605/915,064
June L. Rokoff....................      21,250        772,188       46,979/164,270    675,635/925,284
Robert K. Weiler..................      15,000        643,125       43,385/152,864    949,517/1,168,121

- ------------

(1) Based on the closing price on the NASDAQ National Market System for a share of Common Stock on December 31, 1994 of $41.00.

PENSION PLAN

    In 1985, the Company established the Lotus Development Corporation Pension Plan (the "Pension Plan") for the purpose of assisting its employees in meeting the needs of retirement. In 1992, the Company determined that its Profit Sharing and 401k Plan could provide adequate retirement assistance to employees and, effective June 1, 1992, suspended the Pension Plan. While all benefits accrued under the Pension Plan through May 31, 1992 have become fully vested, no further benefits have accrued to employees after that date.

    Benefits under the Pension Plan are based on an average of the participant's highest consecutive 36 months of total annual compensation during the last 72 months of service ("Final Average Compensation"). The monthly benefit payable upon normal retirement in the form of a single life annuity is computed as follows: 1/12th of 1.5% of Final Average Compensation is multiplied by the participant's total number of years of service at June 1, 1992 up to no more than 35 years. From that result is subtracted the monthly value of the annuity that could be acquired (on specified actuarial assumptions) with the amount of Company profit sharing contributions for the participant's account for 1990 and subsequent years accumulated with a deemed interest return.

    The table below sets forth the estimated annual benefits payable upon normal retirement under the Pension Plan formula to employees in the specified average salary and years of service classifications:

                       YEARS OF SERVICE
                   ------------------------
REMUNERATION         5                10
- --------           ------           -------

$ 25,000           $1,875           $ 3,750
  50,000            3,750             7,500
  75,000            5,625            11,250
 100,000            7,500            15,000
 125,000            9,375            18,750
 150,000           11,250            22,500
 175,000           13,125            26,250
 200,000           15,000            30,000
 228,886*          17,165            34,330

- ------------

* The maximum permitted salary recognized under the Internal Revenue Code of 1986, as amended (the "Code") as in effect in 1992.

    As of June 1, 1992, the date on which the accrual of future benefits was suspended, Mr. Manzi had eight years, Mr. Landry had less than one year, Ms. Rokoff had seven years, Mr. Gillis had less than one year and Mr. Weiler had one year of service under the Pension Plan.

OTHER BENEFIT PLANS

    The Company currently provides certain benefits to its eligible employees (including its executive officers) through the benefit plans described below:

    1992 Stock Option Plan. The Company maintains the Lotus Development Corporation 1992 Stock Option Plan (the "1992 Stock Option Plan") to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentives to certain employees and consultants to contribute to the success of the Company. The 1992 Stock Option Plan is administered by a committee of the Board of Directors that consists of independent directors. Stock options granted under the plan may not be granted at less than fair market value on the date of grant. See "Proposal No. 2--Approval of Amendment to the 1992 Stock Option Plan" below.

    Employee Stock Purchase Plan. The Company maintains the Employee Stock Purchase Plan (the "Employee Plan") to provide incentive and to encourage ownership of Common Stock by all eligible employees of the Company and its subsidiaries. Employees of the Company may participate in the Employee Plan by authorizing payroll deductions over a six month period, with the proceeds being used to purchase shares of Common Stock for the participant at a discounted price. The Employee Plan is intended to be an "employee stock purchase plan" under Section 423 of the Code.

    Profit Sharing Plan and 401k Plan. The Company's Profit Sharing and 401k Plan (the "Plan") provides savings options to eligible U.S. employees of the Company through deferment of a portion of their compensation. Participants may elect to defer 2% to 12% of their compensation into the Plan and may also elect to contribute up to an additional 10% of their compensation on a non-deferred basis; provided that the combination of deferred and non-deferred contributions cannot exceed 12% of annual compensation. The Company also makes matching contributions equal to a percentage of the participant's biweekly deferred contributions.

    Under the Plan, an annual discretionary profit sharing contribution by the Company based on a percentage of operating profit is allocated to the accounts of all participants, who do not themselves make any profit sharing contribution. The level of Company profit sharing and matching contributions is set annually by the Board of Directors.

    The Plan is administered by a committee appointed by the Board of Directors. Each participant's contributions to the Plan are held in trust by a bank trustee and are invested in certain investment funds in accordance with the participant's instructions. The Plan is intended to be a qualified plan under
Section 401(k) of the Code.

    Defined Restoration Plan. The Company adopted the Defined Contribution Restoration Plan to provide supplemental retirement benefits to employees, who because of limitations imposed by the law on benefits under tax qualified plans, would receive less than the full benefits to which they would have otherwise been entitled under the Company's qualified retirement plan. Under the Defined Contribution Restoration Plan, a participant's account is credited each year with the amount by which his or her profit sharing allocation under the Company's Profit Sharing and 401k Plan, calculated without consideration of the limitations imposed under the Code, exceeds the amounts permitted under the Code. The Company's funding policy is to pay these supplemental benefits directly to participants as they become due.

  Compensation Committee Report on Executive Compensation

    The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Committee"). The Committee, which is composed of two independent directors, makes recommendations to the Board of Directors on the three key components of the Company's executive compensation program, base salary, annual incentive awards and long term incentives.

  Compensation Policies for Executive Officers.

    The Company's executive compensation program is designed to attract and retain fully qualified executives in the highly competitive high technology marketplace. The levels of executive compensation established by the Committee are designed to be consistent with those available to other executives in similarly sized corporations.

    The Committee establishes individual compensation awards based on the contribution the executive has made in attaining the Company's short term and strategic performance objectives as well as the executive's anticipated future contribution. The Company's executive compensation program consists primarily of the following integrated components:

        1. Base Salary--which is designed to compensate executives competitively within the industry and marketplace.

        2. Annual Incentives--which provide a direct link between executive compensation and annual Company performance against predetermined measures.

        3. Long Term Incentives--which consist of stock options that link management decision making with long-term Company performance and shareholder interests.

    Base Salary. Base salary levels for executive officers of the Company are reviewed annually by the Compensation Committee. The Committee's current policy is to target base salaries at the mid-range of the market and to maintain the combined amount of base salary and annual incentives within the upper quartile of the market based on independent nationally-recognized surveys and competitive analyses of companies whose gross revenues fall within the same range as those of the Company. The surveys from which this market comparison is drawn include data from over 400 major manufacturing and service companies and from over 300 high technology companies of various sizes. The surveys include, but are not limited to, data from all industries represented in the Standard and Poor's 500 High Technology Composite Index, i.e., Computer Software & Services, Communication Equipment/Manufacturers, Computer Systems, Aerospace/Defense, Electronics (Instrumentation, Defense and Semiconductors) and Office Equipment and Supplies. The High Technology Composite Index is the "line of business index" used in the stock performance graph set forth below. See "Performance Graph--Cumulative Five-Year Return" below.

    Annual Incentives. All executive officers participate in an Executive Incentive Program, which compensates officers in the form of annual cash bonuses. Awards under this program are based on the attainment of four specific Company performance measures established by the Compensation Committee at the beginning of the fiscal year. These performance measurements are keyed to management's annual operating plan and are based on the achievement of targeted
(i) operating profit, (ii) revenue growth, (iii) revenue per employee and (iv) expense per employee. As Company performance for fiscal 1994 did not meet the targeted measures, the Executive Incentive bonuses actually paid were below targeted amounts.

    Long Term Incentives. The Company provides long term incentives through its Amended and Restated 1983 Nonqualified Stock Option Plan and its 1992 Stock Option Plan. The purpose of these plans is to create a direct link between compensation and the long-term performance of the Company. Stock options under these plans are granted at or above fair market value and vest in installments, generally over four years. Options granted before January 1, 1993 have a five year term and options granted on or after that date have a seven year term. The Company makes its annual grant of options to its employees, including its executive officers, in January, to enable the Company to more closely link option grants to individual contribution and Company performance.

    When recommending option awards for an executive officer, the Committee considers (i) the executive's current contribution to Company performance, (ii) the anticipated contribution in meeting the Company's long-term strategic performance goals and (iii) industry practices and norms. Because the receipt of value by an executive officer under a stock option is dependent upon an increase in the price of the Company's Common Stock, this portion of the executives' compensation is directly aligned with an increase in shareholder value.

    In 1994, the Company adopted a "premium" stock option program for the CEO, the executive officers and certain other officers of the Company. The program is designed to enhance the link between the participant's compensation and the long-term performance of the Company and assist in the retention of each participant. Under this program participants receive options to purchase Common Stock under the 1992 Stock Option Plan at 20% above fair market value. Options granted under this program have a seven year term and vest over three years beginning in the 25th month following the date of grant and thereafter in equal monthly installments over the succeeding 35 months.

    In January 1995, the Company granted "premium" options to purchase the following number of shares of Common Stock to the CEO and the next four most highly compensated executive officers at an exercise price of $48.60 per share:
Mr. Manzi--100,000; Mr. Landry--50,000; Ms. Rokoff--50,000; Mr. Gillis--50,000;
and Mr. Weiler--50,000.

  CEO Compensation.

    Base Salary. The CEO's salary is positioned competitively to the mid-range of the marketplace, as determined through comparison of surveys and competitive analyses in the manner described above. The CEO has not received a base salary increase since January 1990.

    Incentive Compensation. The annual Executive Incentive Program is designed to reward the CEO based on the Company's performance. The CEO's annual bonus payable under this Program is determined using the same four measurements employed in determining the annual incentive awards for executive officers described above. These performance measurement targets are set and approved by the Committee annually. The CEO's maximum potential annual incentive award under this program is 150% of base salary. As Company performance for fiscal 1994 did not meet three of the four measurement targets, the CEO's Executive Incentive bonus for 1994 was below the targeted amount.

    Long Term Incentive. In January 1995, the CEO received a "premium" option grant as described above. Consistent with the Committee's considerations for awards under this plan, the award was based on the anticipated contribution of the CEO to the attainment of the Company's long-term strategic performance. Based upon its assessment of the industry surveys described above, the Committee believes that the awarding of this grant is within the scope of the marketplace for executives of similarly sized companies.

                                          Respectfully submitted by the
                                          Compensation Committee,


                                          Richard S. Braddock, Chairman
                                          Henri Termeer

COMPENSATION OF DIRECTORS

    All Directors, with the exception of Mr. Manzi, received an annual retainer of $24,000 for the fiscal year ended December 31, 1994, together with reimbursement of expenses incurred in attending meetings of the Board of Directors.

    On January 1, 1995, Mr. Braddock, Ms. Chao, Mr. Gray, Mr. Porter and Mr. Termeer were each granted an option to acquire 10,000 shares of Common Stock at an exercise price of $40.50 per share, which price was equal to the market value of the Company's Common Stock on the first business day following that date, pursuant to the Company's 1986 Stock Option Plan for Non-Employee Directors. In addition, in accordance with such plan, Mr. Gray and Ms. Chao were each granted options to purchase 10,000 shares of Common Stock at an exercise price of $55.625 and $31.00, respectively, (the market value of such shares on the date of grant) in connection with their election to the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1994, Messrs. Aldo Papone, Chester A. Siuda, Richard S. Braddock and Henri A. Termeer each served on the Compensation Committee of the Board. Messrs. Papone and Siuda each declined to stand for re-election to the Board of Directors at the Company's 1994 Annual Meeting of Shareholders in May 1994.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Michael E. Porter, a Director of the Company, made one late filing reporting the purchase of 500 shares of Common Stock that was required to be filed in 1994 on Form 4 under Section 16(a) of the Exchange Act. Mr. Porter subsequently reported this transaction.

PERFORMANCE GRAPH

    The following indexed graph indicates the Company's total return to its shareholders for the past five year period ended December 31, 1994 as compared to the total return over such period for the Standard & Poor's 500 Composite Index and the Standard & Poor's High Tech Composite Index. This graph asssumes a $100 investment at the beginning of the five-year period and the reinvestment of all dividends.

    (Pursuant to Item 304 of Regulation S-T, the Company has submitted the performance graph under cover of Form SE)